

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2021

Eyal Barad
Chief Executive Officer and Director
Cannabics Pharmaceuticals Inc.
3 Bethesda Metro Center, Suite 700
Bethesda, MD 20814

> **Re: Cannabics Pharmaceuticals Inc.**
> **Registration Statement on Form S-1**
> **Filed May 10, 2021**
> **File No. 333-255948**

Dear Mr. Barad:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Schwartz at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David E. Price, Esq.